August 14, 2008

Philips announces sale of 383 million shares in TSMC

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has sold approximately 383 million shares of common stock in Taiwan Semiconductor Manufacturing Company Ltd (TAIEX: 2330, NYSE: TSM) to long-term financial investors. This transaction forms the end to the multi-phased plan Philips and TSMC, announced on March 9, 2007, to facilitate an orderly exit for Philips from its shareholding in TSMC.

This latest transaction will provide Philips with proceeds of approximately EUR 455 million, and will result in a non-taxable gain of approximately EUR 260 million in Philips’ financial results for the third quarter of 2008. As a result of this transaction, Philips no longer owns a stake in TSMC.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.